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                                                                 EXHIBIT (A)(VI)

                          U.S. OFFICE PRODUCTS COMPANY

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
FOR IMMEDIATE RELEASE--JUNE 1, 1998             RELEASE NO.  98-016

U.S. OFFICE PRODUCTS COMPANY                    CONTACT:     DONALD H. PLATT
(NASDAQ-'OFIS')                                              U.S. OFFICE PRODUCTS
                                                             (202) 339-6700 OR (800)
                                                             330-6347
                                                             OR EDELMAN FINANCIAL
                                                             SILVIA ROSSELLI (MEDIA)
                                                             (212) 704-8217
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              HOLDERS OF 91% OF U.S. OFFICE PRODUCTS' OUTSTANDING
                2001 NOTES TENDER IN RESPONSE TO EXCHANGE OFFER

    Washington, D.C., June 1, 1998 -- U.S. Office Products Company announced today that holders of approximately $131 million of its 5 1/2% Convertible Subordinated Notes due 2001 (the "Notes") had tendered their Notes in the Company's exchange offer, which expired at 12:00 midnight, New York City time, on May 29, 1998. The tendered Notes represent approximately 91% of the $143.75 million aggregate principal amount of Notes that had been outstanding. The exchange offer is one of a series of financing transactions that the Company is taking in connection with its previously announced strategic restructuring plan.

    In the exchange offer, persons who properly tendered their Notes will receive 61.843 shares of U.S. Office Products Company ("USOP") common stock, per value $.001 per share, per $1,000 principal amount of the tendered Notes and cash in lieu of fractional shares at a rate of $16.9875 per share. As a result, USOP will issue a total of approximately 8.1 million shares to the holders of the tendered Notes. These shares will be available for Note holders to tender (if they elect to do so) in the Company's ongoing equity tender offer, which is scheduled to expire at 12:00 midnight, New York City time, today. USOP also will pay in cash unpaid interest accrued through May 29, 1998 with respect to all Notes that were properly tendered in the exchange offer.

    BancAmerica Robertson Stephens is the Dealer Manager and MacKenzie Partners, Inc. is the Information Agent for the exchange offer.

    USOP is one of the fastest growing suppliers of a broad range of office products and business services to corporate, commercial, industrial and educational customers. USOP operates in the United States, as well as in New Zealand, Australia, Canada and the United Kingdom, selling a full range of more than 34,000 office and educational products and services to its customers. USOP also owns Mail Boxes Etc. ("MBE"), the largest franchiser of business communication and postal service centers, with approximately 3,600 centers operating worldwide, and with master licensing arrangements in place for the development of MBE business centers in 58 countries around the world. MBE centers are owned and operated by licensed franchisees of MBE or its master licensees. On January 13, 1998, USOP announced the adoption by its Board of Directors of a strategic restructuring plan that includes the spin-off to USOP stockholders of its educational supplies, print management, technology solutions and corporate travel services divisions, a tender offer by the Company for approximately 37 million of its shares (including shares underlying stock options) at a price of $27 a share, and the purchase by an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. of an equity interest in the restructured USOP for a price of $270 million.